U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: David P. Martin, 705 Yucca Street, Boulder City, NV 89005

2.  Date of Event Requiring Statement (Month/Date/Year): 10/28/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Vice-president

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (x) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:  Common Stock

2. Amount of Securities Beneficially Owned: 163,629

3. Ownership Form: Direct(D)or Indirect(I):  (D)  157,629   (I) 6,000

4. Nature of Indirect Beneficial Ownership: shares owned by spouse of which David P. Martin may be deemed to have beneficial ownership

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:  Option

2. Date Exercisable (Month/Day/Year): April 1, 2002
   Expiration Date(Month/Day/Year):  April 1, 2005

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 20,000 shares

4. Conversion or Exercise Price of Derivative Security:  $4.00 per share

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): (D)

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses: Amerityre filed a Form 8-A registration statement on October 28, 2002 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Signature of Reporting Person: /S/David P. Martin
Date: 10/9/02